SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of June 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated June 26, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106 and 333-13350.

     PRESS RELEASE                                FOR IMMEDIATE PUBLICATION

    Caprion, Sun, Oracle Consulting and CGI Collaborate In Proteomics Effort

          Bioinformatics Platform to Deliver High-Performance Solution
                       for Acceleration of Drug Discovery

Montreal, June 26, 2001 -- Caprion Pharmaceuticals Inc., a drug-discovery company applying proteomics and cell biology expertise, today announced a collaboration to develop and operate a highly scalable bioinformatics platform for proteomic disease modeling as part of Caprion's CellCarta drug discovery offering. Technologies, hardware and software from Sun Microsystems and Oracle, and systems integration expertise from CGI will be combined with Caprion's cell biology and mass spectrometry techniques to analyze, map and store the protein differences between normal and diseased cells.

Caprion's CellCarta Solaris platform, will include servers, storage and infrastructure solutions from Sun and Oracle, which will enable Caprion to effectively study proteins within cells by creating comprehensive three-dimensional maps of protein location and orientation in their biological context. Caprion uses mass spectrometers to digitize cellular information in multiple states, identifying and modeling disease. A data warehouse will be designed and developed by Oracle Consulting.

Caprion hopes to accelerate the detection of disease-related proteins through the creation of a specialized data centre. This centre, expected to be operational in September, 2001, will process up to 100 terabytes of information per year and will represent one of the largest and fastest dedicated protein analysis server banks in the world.

With the completion of a rough draft of the human genetic code, researchers are now launching large-scale efforts to study proteins, a field known as proteomics. Proteins carry information within and between cells, and carry out most of life's basic processes. Proteomics is expected to lead to advances in treating HIV, cancer and other diseases.

"We're very excited about this platform, because it brings the best solutions from Sun and Oracle which will speed breakthroughs in identifying disease-related proteins," said Lloyd M. Segal, president and chief executive officer of Caprion Pharmaceuticals. "Sun and Oracle's significant contributions of software and information management capabilities are beyond that of any proteomics company, and allow us to apply key knowledge from other industries to meet our challenges. CGI's ability to integrate the entire program made our goals of data throughput possible in the limited time we have available."
                                                                      .../2

Press release - page 2


Sun is expected to invest substantial software engineering resources, professional services, Enterprise-class servers, Sun StorEdge offerings, and the Solaris Operating Environment. Sun is a leader in the UNIX(R) systems and open storage market with a comprehensive set of network storage offerings for the enterprise market.

"Sun's highly reliable, scalable and available systems are already helping Caprion speed up the massive computational processing required to analyze their biological data," said Scott McNealy, chairman and CEO, Sun Microsystems, Inc. "Sun is providing a core piece of the technology that is enabling this proteomics revolution. With the potential for analysis of over one million proteins in the human body, Sun and Caprion are harnessing today's computing power to help transform the future of medicine."

In addition to using the Oracle database as the software foundation for the project, Oracle Consulting will design and develop the Pipeline data warehouse.

"Oracle is the most widely distributed database platform in the biotechnology and pharmaceutical industries," said Bill Bergen, president of Oracle Corporation Canada Inc. "Its robust and scaleable products will provide Caprion with a superior platform to meet - and exceed - its goals and objectives in the critically important areas of genetic research, proteomics and drug development."

CGI will provide system integration, consultation, project management and development for this project. CGI will support and maintain the data centre operations for a period of five years.

"We are very pleased and excited about this critical undertaking. We look forward to the challenge of integrating seven major components that have to talk to each other, all within this very complex structure. The challenges of the architecture are due to Caprion's ability to create unprecedented digital resolution of cells," said Serge Godin, chairman, president and CEO of CGI.

About Caprion
Caprion Pharmaceuticals Inc. is a biotechnology company applying proteomics - the study of the nature and function of proteins - to accelerate the diagnosis and treatment of disease. Caprion's provides CellCarta proteomics research for major biopharmaceutical companies to increase the speed and efficiency of early stage drug discovery and to develop its own diagnostic and therapeutic products. Caprion's current product development programs include the first blood screening reagents for Mad Cow Disease and its human equivalent. For more on Caprion, see www.caprion.com.

About Sun Microsystems, Inc.
Since its inception in 1982, a singular vision -- "The Network Is The Computer" -- has propelled Sun Microsystems to its position as a leading provider of industrial-strength hardware, software and services that power the Internet and allow companies worldwide to take their businesses to the nth. With $19.2 billion in annual revenues, Sun can be found in more than 170 countries and on the World Wide Web at www.sun.com.
                                                                      .../3

Press release - page 3


About CGI
Founded in 1976, CGI is the fifth-largest independent information technology services firm in North America, based on its headcount of more than 10,000 professionals. CGI's order backlog totals approximately US$5.3 billion (CDN$8.2 billion) and its revenue run-rate is close to US$1 billion (CDN$1.5 billion). CGI provides end-to-end IT services and business solutions to 2,500 clients in the United States, Canada and more than 20 countries around the world. CGI's shares are listed on the NYSE (GIB), as well as on the TSE (GIB.A). They are included in the Toronto Stock Exchange's TSE 300 index as well as the S&P/TSE Canadian Information Technology index. For more on CGI, see www.cgi.ca.


Trademarks
Sun, Sun Microsystems, the Sun logo, Sun Enterprise, Sun StorEdge, Solaris and The Network Is The Computer are trademarks or registered trademarks of Sun Microsystems in the Unites States and other countries. UNIX is a registered trademark in the United States and other countries, exclusively licensed through X/Open Company, Ltd. Caprion and CellCarta are trademarks of Caprion Pharmaceuticals, Inc.

All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments, the ability to attract and retain qualified employees, market competition in the rapidly-evolving information technology industry, general economic and business conditions, and other risks identified in Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s annual report or Form 40F filed with the US Securities & Exchange Commission and the Company's Annual Information Form filed with Canadian securities commissions. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-

FOR MORE INFORMATION:

Lloyd M. Segal                Doron Aronson               Ronald White
Caprion Pharmaceuticals Inc.  Sun Microsystems, Inc.      CGI
(514) 940-3604                (408) 517-5529              (514) 841-3230
lsegal@caprion.com            doron.aronson@sun.com       ronald.white@cgi.ca

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CGI GROUP INC.
                                          (Registrant)


Date June 26, 2001                        By /s/ Paule Dore
                                          Name:  Paule Dore
                                          Title:    Executive Vice President
                                                  and Chief Corporate Officer
                                                  and Secretary